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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25


                           Notification of Late Filing

                        Commission File Number 333-64430
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(Check One) |X| Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F |_|
Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended: December 31, 2002
                  -----------------
|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB |_|
Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

Molichem Medicines, Inc.                               Full Name of Registrant
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                                                      Former Name if Applicable
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100 Europa Drive, Suite 421                           Address of Principal
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Executive Office (Street and Number)

Chapel Hill, NC 27517-2389                            City, State and Zip Code
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                         PART II--RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10- KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10- QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10- QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

The filing of our Form 10-KSB will be delayed due to our pending changes in legal counsel and independent accountants.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Adam S. Gottbetter, Esq.        (212)                         983-6900
------------------------        -----                         --------
     Name                    (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |__| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made. See attached Schedule A.

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                            Molichem Medicines, Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 2003                By: /s/ Luis Molina
                                        ---------------
                                           Luis Molina, Ph.D., President

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                                  SCHEDULE A
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Revenues for the year ended December 31, 2002 were approximately $2,624,000 compared to $941,372 for the year ended December 31, 2001. This increase was the result of an increase in research and development cost-sharing payments of $929,000 from our development partner under a joint development agreement. These payments represented the development partner's 50 percent share of research and development costs related to our lead compound. In addition, deferred revenue related to an up-front payment received during 2001 under the agreement was fully recognized as revenue during 2002 upon termination of the joint development agreement. Prior to termination of the agreement, the up front payment was being recognized as revenue ratably over the anticipated development period of 50 months. Revenue recognized from the up-front payment in 2002 increased $1,020,000 over the amount recognized in 2001.

Research and development costs for 2002 were approximately $3,911,000 compared to $1,338,732 for 2001, reflecting increased research and development activity during 2002. General and administrative expenses were approximately $906,000 in 2002, compared to $1,842,699 during 2001. This decrease was caused primarily by a decline in stock compensation expense of $1,113,000.

Total operating expenses were approximately $4,828,000 during 2002 compared to $3,185,975 during 2001. Net loss was approximately $2,162,000 for 2002 compared to $2,225,623 for 2001.


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